SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 0-5449

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Comarco, Inc.
25541 Commercentre Drive
Lake Forest, CA 92630

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
COMARCO, Inc.:
     We have audited the accompanying statements of net assets available for benefits of the Comarco, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. We are not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years ended December 31, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.
     Our audits of the Plan’s financial statements as of December 31, 2008 and 2007 and the years ended December 31, 2008, 2007, and 2006 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule — Schedule H, Line 4i- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 26, 2009

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS

Investments, at fair value (Note 3)	$11,405,000	$20,329,000

LIABILITIES

Prepaid Contributions	37,000	—

Net assets available for benefits, at fair value	11,368,000	20,329,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	521,000	31,000

Net assets available for benefits	$11,889,000	$20,360,000

The accompanying notes are an integral part of these financial statements.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2008	2007	2006
Net assets available for benefits, beginning of year	$20,360,000	$20,319,000	$18,767,000

Additions:
Contributions:
Employer	421,000	400,000	438,000
Employee	729,000	675,000	724,000
Rollovers	4,000	42,000	4,000
Interest and dividends	553,000	1,480,000	1,229,000
Net realized and unrealized appreciation of investments	—	—	659,000
Other income	1,000	3,000	2,000

Total additions	1,708,000	2,600,000	3,056,000

Deductions:
Plan distributions	3,744,000	2,104,000	1,503,000
Administrative expenses	1,000	1,000	1,000
Net realized and unrealized depreciation of investments	6,434,000	454,000	—

Total deductions	10,179,000	2,559,000	1,504,000

Net increase (decrease)	(8,471,000)	41,000	1,552,000

Net assets available for benefits, end of year	$11,889,000	$20,360,000	$20,319,000

The accompanying notes are an integral part of these financial statements.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
1.	Description of the Plan
     The following description of the Comarco, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan covering substantially all full-time employees of Comarco, Inc. and subsidiaries (“the Company” or “the Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed by Comarco Wireless Technologies, Inc. (“Comarco”).
Contributions
     Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of Comarco, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the three year period ended December 31, 2008. Contributions are subject to certain limitations.
Participant Accounts
     Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Loans
     Effective January 1, 2000, the Plan permits participants to obtain two loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 6.0% to 10.25%. All loans are secured by the participant’s account balance.
Vesting
     Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period.
Forfeited Amounts
     At December 31, 2008 and 2007, forfeited non-vested accounts totaled $100,000 and $142,000, respectively. These accounts can be used to restore the accounts of former participants or reduce Plan expenses or Company contributions. In 2008, 2007, and 2006, Company contributions totaling $71,000, $62,000, and $0 were made from forfeited non-vested accounts, respectively.
Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or annuity payments if the participant was hired before January 1, 1989. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
Investment Options
     As of December 31, 2008, participant contributions to the Plan can be made to any of the twenty two investment options (ML Ret Preservation Trust, Loomis Sayles Bond Fund Admin, Lord Abbett Small Cap Value FD P, Hotchkis & Wiley Large Cap Value A, Alliancebern Sml/Mid Val CL A, American Cap World Growth & Income R3, American Growth FD of Amer R3, American Income FD OF, DWS Rreef Real Estate Sec, DWS Dreman Small Cap Value, BlackRock Govt Inc A, Oppenheimer Dev Mkts FD CL A, BlackRock S&P 500 Index, Thornburg Inter Value FD A, Fidelity Adv Small Cap FD CL T, Davis NY Venture FD CL A, Davis Series Financial FD CL A, EV Worldwide Health Sciences, Seligman Comm & Info FD CL A, Calvert Income Fund, Janus Adviser Long Short, or Comarco, Inc. Common Stock) as designated by the participant.
2.	Significant Accounting Policies
Basis of Accounting
     The Plan prepares its financial statements on the accrual basis of accounting.
     As described in FASB Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Non Distributed Benefits
     The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.
Valuation of Investments
     All investments are carried at fair value or an approximation of fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.
     On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, (SFAS 157) and subsequently adopted certain related FASB staff positions. SFAS 157 defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
     SFAS 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value.
     The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS 157, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.
•	Level 1 — Inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities;

Cash: The carrying value of cash approximates fair value due to its relatively short-term nature.

Common Stocks: These investments are valued at the closing quoted market price reported on the active market on which the individual securities are traded.

Mutual Funds: These investments are public investment securities valued using the Net Asset Value (NAV) provided by the investment custodian. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

•	Level 2 — Inputs to the valuation methodology include:
o	Quoted prices for similar assets or liabilities in active markets;

o	Quoted prices for identical or similar assets or liabilities in inactive markets;

o	Inputs other than quoted prices that are observable for the asset or liability;

o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Common/Collective Trust Funds: These investments are public investment securities valued using the NAV provided by the investment custodian. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments. A majority of the investments held by each fund are traded on an active market.
•	Level 3 — Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value measurement.

Participant Loans: These investments are valued at amortized cost which approximates fair value.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
Contribution Funding
     Participant contributions and employer matching contributions are funded on a bi-weekly basis.
3.	Investments
     All amounts contributed to the Plan have been deposited with the Funding Agent, Merrill Lynch Trust Company, FSB. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
Identity of Party and	2008			2007
Description of Asset	Shares/ Units	Fair Value		Shares/ Units	Fair Value
Cash and Cash Equivalents:
Cash	—	$1,000		—	$169,000

Common/Collective Trust Fund:
ML RET Preservation Trust	3,751,000	3,230,000	*	3,364,000	3,334,000	*

Mutual Funds:
Loomis Sayles Bond Fund Admin	9,000	90,000		8,000	111,000
Lord Abbett Small Cap Value FD P	10,000	200,000		13,000	349,000
Hotchkis & Wiley Large Cap Val	79,000	831,000	*	110,000	2,226,000	*
American Cap World GR & INC	9,000	234,000		9,000	385,000
American Growth FD of Amer R3	78,000	1,570,000	*	95,000	3,193,000	*
American Income FD OF	6,000	74,000		10,000	198,000
DWS Rreef Real Estate Sec	4,000	42,000		5,000	88,000
DWS Dreman Small Cap Value	7,000	177,000		11,000	380,000
BlackRock Govt Inc Port CL A	67,000	725,000	*	69,000	739,000
Oppenheimer Dev Mkts FD CL A	31,000	487,000		23,000	1,123,000	*
Alliancebern Sml/Mid Value CL A	9,000	88,000		14,000	212,000
BlackRock S&P 500 Index	48,000	530,000		63,000	1,133,000	*
Thornburg Inter Value FD A	52,000	988,000	*	73,000	2,435,000	*
Fidelity Adv Small Cap FD CL T	87,000	1,462,000	*	111,000	2,657,000	*
Janus Adviser Long Short	—	—		—	—
Davis NY Venture FD CL A	9,000	214,000		11,000	424,000
Davis Series Financial FD CL A	1,000	16,000		1,000	25,000
EV Worldwide Health Sciences	15,000	119,000		4,000	38,000
Seligman Comm & Info FD CL A	2,000	55,000		1,000	45,000
Calvert Income Fund	5,000	71,000		2,000	26,000

Total Mutual Funds		7,973,000			15,787,000
Comarco, Inc. Common Stock	192,000	154,000		170,000	948,000
Participant Loans		47,000			91,000

Total Investments, at fair value		$11,405,000			$20,329,000

*	Represents 5% or more of Plan net assets.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
4.	Fair Value Measurements
     The following are the Plan’s financial instruments carried at fair value categorized by the fair value hierarchy established by SFAS 157 as of December 31, 2008:

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Cash	$1,000	$—	$—	$1,000
Common stocks	154,000	—	—	154,000
Mutual funds	7,973,000	—	—	7,973,000
Common/collective trust fund	—	3,230,000	—	3,230,000
Participant loans	—	—	47,000	47,000

Total investments measured at fair value	$8,128,000	$3,230,000	$47,000	$11,405,000

     The following sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant
Loans
Beginning balance	$91,000
Issuance, repayment, and settlement, net	(44,000)

Ending balance	$47,000

5.	Expenses of the Plan
     The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company.
6.	Income Tax Status
     The Internal Revenue Service has determined and informed the Company by letter dated October 14, 2005, that the Plan and all amendments adopted from September 25, 1995 to September 20, 2005, and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code.
7.	Plan Termination
     The Company intends to continue the Plan indefinitely but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
     On July 10, 2008, certain assets and liabilities of the Company were sold to a third party, and the Company incurred a reduction in its workforce triggering a partial Plan termination. Effective July 10, 2008, all active participants of the Plan that were terminated as a result of the sale of certain assets and liabilities of the Company were fully vested.

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COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
     On January 6, 2009, certain assets and liabilities of the Company were sold to a third party, and the Company incurred an additional reduction in its workforce triggering a partial termination in which all affected participants received accelerated vesting.
8.	Party-in-Interest
     The Plan allows participants to invest in the Company’s equity securities. As of December 31, 2008 and 2007 the Plan held approximately 192,000 and 170,000 shares, respectively, of Comarco, Inc. common stock.
     Certain Plan investments are managed by Merrill Lynch Trust Company, FSB or its affiliate. Merrill Lynch Trust Company, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
9.	Reconciliation of Financial Statements to the Form 5500
     The following is a reconciliation of net assets available for benefit and the changes in net assets available for benefits per the financial statements to the Form 5500:

December 31,
2008
Net assets available for benefits per the financial statements	$11,889,000
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(521,000)

Net assets available for benefits per the Form 5500	$11,368,000

Year Ended
December 31,
2008
Net decrease in net assets per the financial statements	$(8,471,000)
Add: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(521,000)
Less: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	31,000

Net decrease in net assets per the Form 5500	$(8,961,000)

Schedule 1
COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008
FEIN: 95-2088894
Plan Number: 001

	(b)
	Identity of issue,	(c)
	borrower, lessor, or	Description of investment including maturity date, rate of	(d)	(e)
(a)	similar party	interest, collateral, par or maturity value	Cost	Fair Value
*	Merrill Lynch	Cash	**	$1,000
*	Merrill Lynch	ML RET Preservation Trust, 3,750,906 shares	**	3,230,000
	Loomis Sayles	Loomis Sayles Bond Fund Admin, 8,738 shares	**	90,000
	Lord Abbett	Lord Abbett Small Cap Value FD P, 10,488 shares	**	200,000
	Hotchkis & Wiley	Hotchkis & Wiley Large Cap Value A, 78,990 shares	**	831,000
	American Funds	American Cap World GR & INC R3, 8,843 shares	**	234,000
	American Funds	American Growth FD of Amer R3, 77,701 shares	**	1,570,000
	American Funds	American Income FD OF, 5,669 shares	**	74,000
	DWS	DWS Rreef Real Estate Sec, 3,790 shares	**	42,000
	DWS	DWS Dreman Small Cap Value FD A, 7,386 shares	**	177,000
	BlackRock	BlackRock Govt Inc Port CL A, 67,356 shares	**	725,000
	Oppenheimer	Oppenheimer Dev Mkts FD CL A, 30,649 shares	**	487,000
	BlackRock	BlackRock S&P 500 Index Fund, 48,191 shares	**	530,000
	Thornburg	Thornburg Inter Value FD A, 51,890 shares	**	988,000
	Fidelity	Fidelity Adv Small Cap FD CL T, 87,186 shares	**	1,462,000
	Davis	Davis NY Venture FD CL A, 9,050 shares	**	214,000
	Davis	Davis Series Financial FD CL A, 785 shares	**	16,000
	Eaton Vance	EV Worldwide Health Sciences, 14,524 shares	**	119,000
	Seligman	Seligman Comm & Info FD CL A, 2,263 shares	**	55,000
	Calvert	Calvert Income Fund, 5,170 shares	**	71,000
	Alliance Bernstein	Alliancebern Sml/Mid Value CL A, 8,945 shares	**	88,000

*	Comarco, Inc.	Comarco, Inc. Common Stock 191,893 shares	**	154,000

*	Plan Participants	Participant Loans Various dates and rates of 6.0% to 10.25%	$ 0	47,000

		Total Investments, at fair value		$11,405,000

*	Party-in-interest

**	Historical cost information is not required for participant directed investment funds
See accompanying Report of Independent Registered Public Accounting Firm and notes to financial statements.

COMARCO, INC.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, INC. SAVINGS AND RETIREMENT PLAN
/s/ Winston E. Hickman
Winston E. Hickman
Vice President and Chief Financial Officer Comarco, Inc.

June 26, 2009

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — Lesley, Thomas, Schwarz & Postma, Inc. *

*	Filed herewith